UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

Craig Opp, General Counsel

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-3 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,459,379 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,459,379 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,459,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.5% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of this Schedule 13D as filed on January 7, 2019 (the “Original Schedule”), the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on April 16, 2019 (the “Schedule 14F-1”).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-4 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,839 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,839 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-5 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,413,847 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,413,847 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,413,847
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-6 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,432,573 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,432,573 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,432,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-7 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,423,634 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,423,634 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-8 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,539 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,539 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)

Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust (collectively, the “Seller Trusts”). The Trust Advisors have no pecuniary interest in these shares of Common Stock held by the Seller Trusts.

(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Murray T. Holland, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)

Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust. The Trust Advisors have no pecuniary interest in these shares of Common Stock held by the Seller Trusts.

(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

Item 1.	Security and Issuer

This Amendment No. 2 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2019 as previously amended on Schedule 13D/A filed with the Commission on April 17, 2019 (as amended, this “Schedule 13D”) with respect to the common stock, $0.001 par value (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)	No amendments hereto.

(b)	No amendments hereto.

(c)	No amendments hereto.

(d)-(e)	No amendments hereto

(f)	No amendments hereto.

Item 3.	Source and Amount of Funds or Other Consideration

No amendment hereto.

Item 4.	Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On April 26, 2019, the parties to the Stockholders Agreement entered into an Amendment to and Termination of Stockholders Agreement pursuant to which such parties agreed to terminate the Stockholders Agreement and all of the rights and obligations of the parties thereunder. In connection with the termination of the Stockholders Agreement, each of the Seller Trusts released any and all claims against the Issuer that any of them may have.

The Stockholders Agreement provided (among other standstill provisions) that until the Seller Trusts owned, in the aggregate, voting securities representing less than 10% of the total voting power of all voting securities of the Issuer, all voting securities of the Issuer voted by the Seller Trusts would be voted solely in proportion with the votes cast by all other holders of voting securities of the Issuer on the matter. As a result of the termination of the Stockholders Agreement, the Seller Trusts are now entitled to full voting rights with respect to the shares of Common Stock they own. Because the Seller Trusts, collectively, own approximately 78.6% of the Issuer’s outstanding voting securities, the Seller Trusts are entitled to cast a majority of the votes on all matters requiring stockholder votes. The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.

In addition, on April 26, 2019, Murray T. Holland, a Trust Advisor of the Seller Trusts, was appointed by the Board as interim Chief Executive Officer of the Company.

Despite the control position now held by the Seller Trusts, and notwithstanding that Mr. Holland was appointed the Issuer’s interim Chief Executive Officer as of April 26, 2019, the Trust Advisors jointly confirm on behalf of the Reporting Persons that, other than as described in or contemplated by the Purchase Agreement or the Issuer’s Schedule 14F-1, the Reporting Persons are not aware of, and do not otherwise have, any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than pursuant to the Orderly Marketing Agreement as described in Item 6 of the Original Schedule); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

No amendments hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

See Item 4 above for a description of the Amendment to and Termination of Stockholders Agreement. The Amendment to and Termination of Stockholder Agreement is filed as Exhibit 2 to this Schedule 13D/A.

In connection with the Amendment to and Termination of Stockholders Agreement, the Seller Trusts executed a release of claims in connection with the entering into of the Purchase Agreement by the parties thereto and a release of claims in connectin with certain post-cloisng matters (each, a “Release”) whereby the Seller Trusts released, dischared and waived any and all claims against the parties to the Purchase Agreement (each, a “Released Party”) and each of their respective partners, members, managers, shareholders, directors, officers and employees, as applicable, and their respective successors in respect of any and all losses or liabilities of whatever kind or nature, in law, equity or otherwise, related to (a) the authorization, execution, delivery or performance by such Released Party of the Purchase Agreement or any other agreement or document contemplated by the Purchase Agreement to be executed by such Released Party in connection therewith (each, an “Other Transaction Document”) or (b) the consummation by such Released Party of any of the transactions contemplated by the Purchase Agreement or any Other Transaction Document.

In addition, each Release contains a covenant on behalf of each Seller Trust to refrain from, directly or indirectly, asserting any claim or commencing any legal proceeding against any Released Party, or any partner, member, manager, shareholder, director, officer or employee, as applicable, of any Released Party or any successor of any Released Party, based upon any matter released, discharged or waived by such Releasor pursuant to the release of claims described above.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated December 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D, as filed by the Reporting Persons on January 7, 2019).
2	Amendment to and Termination of Stockholder Agreement, dated April 26, 2019 by and among the Reporting Persons and the Issuer (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2019

THE LT-3 EXCHANGE TRUST THE LT-4 EXCHANGE TRUST THE LT-5 EXCHANGE TRUST THE LT-6 EXCHANGE TRUST THE LT-7 EXCHANGE TRUST THE LT-8 EXCHANGE TRUST

By:	/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle
Title:	Trust Advisor

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	Trust Advisor

MURRAY T. HOLLAND

/s/ Murray T. Holland
Murray T. Holland, as Trust Advisor to the Seller Trusts

JEFFREY S. HINKLE

/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle, as Trust Advisor to the Seller Trusts